FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                          Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                          Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that the below listed directors of Gold Fields Limited and/or various subsidiaries of Gold Fields Limited and the Company Secretary, have acquired (off-market) and/or sold (on-market) Gold Fields shares being the Performance Vesting Restricted Shares ("PVRS") allocated to them in terms of The Gold Fields Limited 2005 Share Plan as set out below.

PVRS are conditionally awarded and the actual number of PVRS which should be settled to a participant three years after the original award date is determined by the company's performance measured against the performance of five other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 200% of the conditional award.

	NJ Holland
Position	Director of Gold Fields Ltd
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	26,726
Class of Security	Ordinary Shares
Market price per share	R122.48
Total Value	R3,273,400.48
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

	PA Schmidt
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	2,611
Class of Security	Ordinary Shares
Market price per share	R121.00
Total Value	R315,931
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

PA Schmidt

Position	Director of Gold Fields Limited
Nature of transaction	Off market acquisition of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	1,000
Class of Security	Ordinary Shares
Market price per share	R121.00
Total Value	R121,000.00
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

MD Fleischer

Position	Director on various Gold Fields subsidiaries
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	18,492
Class of Security	Ordinary Shares
Market price per share	R122.48
Total Value	R2,264,900.16
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

TW Rowland

Position	Director on various Gold Fields subsidiaries
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	3,611
Class of Security	Ordinary Shares
Market price per share	R122.48
Total Value	R442,275.28
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

PL Turner

Position	Director on various Gold Fields subsidiaries
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	8,957
Class of Security	Ordinary Shares
Market price per share	R122.48
Total Value	R1,097,053.36
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

JL Kruger

Position	Director on various Gold Fields subsidiaries
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	13,435
Class of Security	Ordinary Shares
Market price per share	R122.48
Total Value	R1,645,518.80
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

TD McKeith

Position	Director on various Gold Fields subsidiaries
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	18,492
Class of Security	Ordinary Shares
Market price per share	R122.48
Total Value	R2,264,900.16
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

J Pauley

Position	Director on various Gold Fields subsidiaries
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	3,611
Class of Security	Ordinary Shares
Market price per share	R122.48
Total Value	R442,275.28
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

C Farrel

Position	Company Secretary
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	1,053
Class of Security	Ordinary Shares
Market price per share	R122.48
Total Value	R128,971.44
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

C Farrel

Position	Company Secretary
Nature of transaction	Off market acquisition of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	1,475
Class of Security	Ordinary Shares
Market price per share	R122.48
Total Value	R180,658.00
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

SM Govender

Position	Director on various Gold Fields subsidiaries
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	7 March 2011
Number of Shares	8,957
Class of Security	Ordinary Shares
Market price per share	R122.48
Total Value	R1,097,053.36
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

10 March 2011
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: March 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs